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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 1)



                        CONSOLIDATED CIGAR HOLDINGS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                Class A Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   20902E106
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                                 (CUSIP Number)




                        (CONTINUED ON FOLLOWING PAGE(S))


                                  Page 1 of 7




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CUSIP NO. 20902E106                                                Page 2 of 7
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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MAFCO CONSOLIDATED GROUP INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                            DELAWARE
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                           5.       SOLE VOTING POWER
                                            -0-
                 --------------------------------------------------------------
                           6.       SHARED VOTING POWER
NUMBER
OF SHARES                                   19,600,000 Shares of Class A Common
BENEFICIALLY                                Stock (represents 19,600,000 shares
OWNED BY                                    of Class B Common Stock convertible
EACH                                        at any time into an equal number of
REPORTING                                   shares of Class A Common Stock)
PERSON WITH      --------------------------------------------------------------
                           7.       SOLE DISPOSITIVE POWER
                                            -0-
                 --------------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                            19,600,000 Shares of Class A
                                            Common Stock
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            19,600,000 Shares of Class A
                                            Common Stock
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           63.9% of aggregate Class A Common Stock and Class B Common Stock outstanding
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            CO


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CUSIP NO. 20902E106                                                 Page 3 of 7
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MAFCO HOLDINGS INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                            DELAWARE
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
                                            -0-
                 --------------------------------------------------------------
                           6.       SHARED VOTING POWER
NUMBER
OF SHARES                                   19,600,000 Shares of Class A Common
BENEFICIALLY                                Stock (represents 19,600,000 shares
OWNED BY                                    of Class B Common Stock convertible
EACH                                        at any time into an equal number of
REPORTING                                   shares of Class A Common Stock)
PERSON WITH
                 --------------------------------------------------------------
                           7.       SOLE DISPOSITIVE POWER
                                            -0-
                 --------------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                            19,600,000 Shares of Class A
                                            Common Stock
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            19,600,000 Shares of Class A
                                            Common Stock
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  63.9% of aggregate Class A Common Stock and Class B
                  Common Stock outstanding
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            CO


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CUSIP NO. 20902E106                                                 Page 4 of 7
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Item 1(a):        Name of Issuer.

                  CONSOLIDATED CIGAR HOLDINGS INC. (the "Company")

Item 1(b):        Address of Issuer's Principal Executive Offices.

                  5900 North Andrews Avenue
                  Fort Lauderdale, Florida  33309

Item 2(a):        Name of Persons Filing.

                  Mafco Consolidated Group Inc. ("Mafco Consolidated") is a wholly-owned indirect subsidiary of Mafco Holdings Inc. ("Mafco Holdings"). All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.


Item 2(b):        Address of Principal Business Office.

                  The principal business offices of Mafco Consolidated and Mafco Holdings are located at 35 East 62nd
                  Street, New York, New York 10021.

Item 2(c):        Citizenship.

                  Mafco Consolidated and Mafco Holdings each are Delaware corporations.


Item 2(d):        Title of Class of Securities.

                  Class A Common Stock, par value $.01 per share.


Item 2(e):        CUSIP Number.

                  20902E106

Item 3:           Not Applicable






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CUSIP NO. 20902E106                                                 Page 5 of 7
-------------------



Item 4:           Ownership.

                  Mafco Consolidated owns directly 19,600,000 shares of Class B Common Stock, which represent 100% of the total number of shares of Class B Common Stock outstanding on December 31, 1997. Shares of Class B Common Stock are convertible at any time into an equal number of shares of Class A Common Stock. Mafco Holdings owns 100% of the outstanding shares of common stock of Mafco Consolidated and may be deemed to beneficially own the shares owned by Mafco Consolidated. Ronald O. Perelman owns all of the capital stock of Mafco Holdings.

                  (a) Amount Beneficially Owned:

                           19,600,000 Shares of Class A Common Stock, as described above.

                  (b) Percent of Class:

                           Approximately 63.9% of Class A Common Stock based upon an aggregate of 11,093,572 shares of Class A Common Stock and 19,600,000 shares of Class B Common Stock outstanding on December 31, 1997. Shares of Class A Common Stock have one vote per share. Shares of Class B Common Stock have ten votes per share. Accordingly, ownership of such 19,600,000 shares of Class B Common Stock possesses approximately 94.6% of the common stock voting power.

                  (c) Number of shares as to which such person has:

                           (i)  Sole power to vote or to
                                  direct the vote.................          -0-

                           (ii)  Shared power to vote or
                                   to direct the vote ............   19,600,000

                           (iii)  Sole power to dispose or to
                                    direct the disposition of.....          -0-

                           (iv)  Shared power to dispose or
                                    to direct the disposition of..   19,600,000

Item 5:           Owner of Five Percent or Less of a Class.

                  Not applicable




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CUSIP NO. 20902E106                                                 Page 6 of 7
-------------------

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  All of the shares owned are pledged to secure obligations.


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable


Item 8:           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9:           Notice of Dissolution of Group.

                  Not Applicable

Item 10:          Certification.

                  Not Applicable



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CUSIP NO. 20902E106                                                 Page 7 of 7
-------------------

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1998

                                        MAFCO CONSOLIDATED GROUP INC.

                                        By: /s/ Glenn P. Dickes
                                           -----------------------------------
                                           Name:   Glenn P. Dickes
                                           Title:  Vice President



                                        MAFCO HOLDINGS INC.

                                        By: /s/ Glenn P. Dickes
                                           -----------------------------------
                                           Name:   Glenn P. Dickes
                                           Title:  Senior Vice President